July 9, 2002
Our Ref. No. 200279122
PIMCO Funds
File No. 811-05028

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated July 3, 2002 on behalf of PIMCO Funds requests that we concur with your view that, solely for purposes of section 12(d)(1)(E), the term "investment security" in section 12(d)(1)(E)(ii) of the Investment Company Act of 1940 ("Act") would not include certain foreign currency-related contracts, under the circumstances described in your letter.

FACTS

This section of our letter restates certain statements and representations made in your letter.

PIMCO Funds ("Trust") is a Massachusetts business trust that is registered with the Commission as an open-end management investment company offering its shares with respect to multiple investment portfolios ("Series"). Pacific Investment Management Company, LLC is the investment adviser to the Trust.

The Trust intends to create a new Series of the Trust ("Investing Fund") for the purpose of investing in another Series of the Trust ("Underlying Fund") under a master-feeder arrangement.[1] The Underlying Fund would calculate its net asset value based on the U.S. dollar, which would be designated as its "functional currency" for U.S. tax purposes. Shares of the Investing Fund would be offered through distribution channels principally in non-U.S. securities markets where there is demand for shares denominated in a particular foreign currency ("Designated Currency"). To facilitate monetary transfers between investors and the Investing Fund's distribution agents in non-U.S. markets, the Investing Fund would accept purchase requests for shares, and pay the proceeds of redemptions of shares, in the Designated Currency.

In addition to investing in the Underlying Fund, the Investing Fund would enter into certain foreign currency and foreign currency-related contracts, which may include foreign currency futures contracts, options on foreign currency futures contracts, forward foreign currency contracts, options on foreign currency, and foreign currency swap agreements ("Foreign Currency Contracts"). The Investing Fund would enter into the Foreign Currency Contracts solely to permit it to effect purchase and redemption transactions for shareholders in the Designated Currency and to hedge its assets against fluctuations in the exchange rate between the Designated Currency and the U.S. dollar. The hedging would enable the shareholders of the Investing Fund to achieve a return on their investment, as measured in the Designated Currency, similar to that of the shareholders of the Underlying Fund, as measured in U.S. dollars, by reducing the impact

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[1] The Underlying Fund will not acquire securities of any other investment company in excess of the limits contained in section 12(d)(1)(A) of the Act.

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of exchange rate fluctuations on these returns. The Investing Fund will use Foreign Currency Contracts only with respect to a single Designated Currency. Foreign Currency Contracts may be denominated in the Designated Currency or in other currencies whose exchange rates are positively correlated with the Designated Currency.

The Investing Fund would not enter into Foreign Currency Contracts for speculative purposes.[2] As a result of these limitations, absent extraordinary circumstances, the return of the Investing Fund and that of the Underlying Fund are expected correlate substantially, with the only difference in net asset value being attributable to: (1) the cost of hedging; and (2) the manager's ability to hedge effectively the U.S. dollar/Designated Currency exposure of the Investing Fund. Hedging strategies will not be entered into for the purpose of generating excess investment returns. To the extent that a position in a Foreign Currency Contract creates a senior security of the Investing Fund, the position would be covered by an appropriate amount of shares of the Underlying Fund.[3]

The Investing Fund would disclose in its prospectus and statement of additional information that it may enter into Foreign Currency Contracts, in accordance with the requirements of Form N-1A. The Investing Fund would disclose in its prospectus the limited purposes for which it may enter into Foreign Currency Contracts, as described above.

The board of trustees of the Trust (the "Board"), including a majority of the independent trustees, will authorize the Investing Fund to enter into the Foreign Currency Contracts only for the purposes of hedging its assets against the risk of fluctuations in the U.S. dollar against the Designated Currency and to effect purchase and redemption transactions in the Designated Currency. The Board will review at least annually the continuing appropriateness of this authorization. The Board will not authorize the payment of any investment advisory fee by the Investing Fund to its investment adviser

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2 The Investing Fund could realize gains from its use of Foreign Currency Contracts through the effective selection of Foreign Currency Contracts or timing of transactions in Foreign Currency Contracts. The Investing Fund would rely on rule 4.5 under the Commodity Exchange Act, which excludes from the definition of a "commodity pool operator" entities, such as registered investment companies, that represent that they will use futures and options either for bona fide hedging or, to the extent not used for bona fide hedging, the initial margin and premiums required to establish such positions will not exceed 5% of the liquidation value of the entity's portfolio after accounting for unrealized losses and gains.

3 You cite the staff's position in Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996) to support your view that the Investing Fund may cover its positions with shares of the Underlying Fund, to the extent that positions in Foreign Currency Contracts create senior securities. You have not asked for, and we do not express, our view on whether the Investing Fund may cover its positions with shares of the Underlying Fund, to the extent that positions in Foreign Currency Contracts create senior securities.

unless it is based on the provision of services that are in addition to, rather than duplicative of, the services that the investment adviser provides to the Underlying Fund.

ANALYSIS

Section 12(d)(1)(A) of the Act generally prohibits any registered investment company from acquiring the securities of any other investment company, and prohibits any investment company from acquiring the securities of any registered investment company, if immediately after the acquisition, the acquiring company owns more than 3% of the outstanding voting stock of the acquired company, the value of the securities of the acquired company exceeds 5% of the acquiring company's total assets, or the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act generally prohibits any registered open-end investment company from selling its securities to any other investment company if, immediately after the sale, more than 3% of the outstanding voting stock of the acquired company is owned by the acquiring company, or more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies. Section 12(d)(1) was intended to prevent one investment company from obtaining control of other investment companies and creating complicated pyramidal structures.[4]

Section 12(d)(1)(E) provides that the restrictions of section 12(d)(1) do not apply to a security that is acquired by an investment company if, among other things,[5] the security is the only "investment security" that is held by the investment company. Section 12(d)(1)(E), in effect, permits an investment company (*e.g.*, a feeder fund) to own shares of another investment company (*e.g.*, the master fund) in excess of the limits imposed by section 12(d)(1)(A) and (B) of the Act so long as those shares are the only investment securities that are owned by the acquiring investment company.[6] Congress

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4 *See Hearings before House Subcomm. of the Comm. on Interstate and Foreign Commerce on H.R. 10065*, 76th Cong., 3d Sess. at 112 (1940). An investment company controlling another investment company could create a number of concerns, including: (1) the pyramiding of voting control in the hands of persons with only a nominal stake in the controlled company; (2) the ability of the controlling fund to exercise undue influence over the adviser of the controlled company through the threat of large-scale redemptions, and loss of advisory fees to the adviser; (3) the difficulty for investors of appraising the true value of their investments due to the complex structure; and (4) the layering of sales charges, advisory fees, and administrative costs. *See* Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.Rep. No. 2337, 89th Cong., 2d Sess. (1966) ("PPI Report"), at 314-320; Massachusetts Mutual Life Insurance Company (pub. avail. Oct. 19, 1998), at note 3.

5 *See* sections 12(d)(1)(E)(i)-(iii) of the Act.

6 *See* H. R. Rep. 622, 104th Cong., 2d Sess. at 41 (1996).

presumably recognized that the abuses that section 12(d)(1) was intended to prevent are not present when a fund complies with the requirements of section 12(d)(1)(E).

You request that we concur with your view that, solely for purposes of section 12(d)(1)(E), the term "investment security" does not include the Foreign Currency Contracts under the circumstances that are described in your letter. In particular, you argue that: (1) certain of the Foreign Currency Contracts are not "securities" under section 2(a)(36) of the Act, and, therefore, cannot be "investment securities" under the Act;[7] and, in any event, (2) none of the Foreign Currency Contracts should be considered to be "investment securities" for purposes of section 12(d)(1)(E) if the Investing Fund enters into them solely for the purposes of managing its foreign currency position and minimizing foreign currency risk resulting from its share sale and redemption activity, as described in detail in your letter.

We decline to concur with your view because: (1) whether any particular instrument is a "security" is an inherently factual determination which, as a matter of policy, we generally will not make in the context of a no-action request;[8] and (2) among other things, there is no clear evidence of Congressional intent to support your view that the term "investment security" does not include the Foreign Currency Contracts, under the circumstances that are described in your letter.[9] We note that section 12(d)(1)(E) does not define the term "investment securities," and the legislative history of that section gives no indication as to whether Congress intended that term to have the same or a different meaning than in section 3(a)(2) of the Act.

We agree, however, that the Investing Fund's proposed use of the Foreign Currency Contracts, under the circumstances described in your letter, would be consistent with the purposes underlying section 12(d)(1) of the Act. In particular, we are persuaded by your arguments that the Investing Fund's proposed use of the Foreign Currency Contracts would not create any incentive to exercise any improper influence over the Underlying Fund because the same investment adviser advises both of these funds, and would not create a complex pyramidal structure. We recognize, furthermore, that the only apparent way for the Investing Fund to accomplish the foreign currency

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7 You concede that certain of the Foreign Currency Contracts are "securities" under the Act. You cite, for example, the fact that section 2(a)(36) of the Act defines the term "security" to include "any . . . option . . . entered into on a national securities exchange relating to foreign currency . . . ."

8 *See* Pacesetter I L.P. (pub. avail. July 18, 1986).

9 *See, e.g.,* Equity Securities Trust, Series 4 (pub. avail. Jan. 19, 1994) (without expressing any legal or interpretive conclusion, we stated that we would not recommend enforcement action to the Commission against a registered investment company under section 12(d)(1) of the Act if the investment company invested in the shares of another investment company and certain U.S. Government securities that section 3(a)(2) of the Act excludes from the definition of investment security).

management objectives that you describe in your letter is for the Investing Fund, rather than the Underlying Fund, to enter into the Foreign Currency Contracts. In particular, the Investing Fund, by entering into the Foreign Currency Contracts, would be able to isolate the effects of the fluctuations in the exchange rate between the Designated Currency and the U.S. dollar for its shareholders, without affecting the return for other shareholders of the Underlying Fund, and would be able to accept purchase requests for shares, and pay the proceeds of redemptions of shares, in the Designated Currency.

Based on the facts and representations that are set forth in your letter, we would not recommend enforcement action to the Commission against the Trust under section 12(d)(1) of the Act if an Investing Fund enters into the Foreign Currency Contracts, as described in your letter. Our position is based particularly upon your representations that:

- The Board, including a majority of the independent trustees, will authorize the Investing Fund to enter into the Foreign Currency Contracts only for the purposes of hedging its assets against the risk of fluctuations in the U.S. dollar against the Designated Currency and to effect purchase and redemption transactions in the Designated Currency. The Board will review at least annually the continuing appropriateness of this authorization.

- The same entity will be the investment adviser for the Investing Fund and the Underlying Fund.

- The Underlying Fund will not acquire the securities of any other investment company in excess of the limits contained in section 12(d)(1)(A) of the Act.

- The Board will not authorize the payment of any investment advisory fee by the Investing Fund to its investment adviser unless it is based on the provision of services that are in addition to, rather than duplicative of, the services that the investment adviser provides to the Underlying Fund.

- The Trust will comply with all of the provisions of section 12(d)(1)(E), except for section 12(d)(1)(E)(ii), which requires that the only investment securities held by the Investing Fund are shares of the Underlying Fund.

Because this position is based on all of the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. Further, this position expresses our position only with respect to enforcement action, and does not express any legal conclusion on the issue presented.

Anu Dubey

Anu Dubey by: E.S. Purple
Senior Counsel

Dechert

July 3, 2002

BOSTON
BRUSSELS
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
NEW YORK
NEWPORT BEACH
PARIS
PHILADELPHIA
PRINCETON
WASHINGTON

Mr. Douglas J. Scheidt
Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Scheidt:

On behalf of our client, PIMCO Funds (the "Trust"), we hereby request that the Staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it would not recommend that the Commission take any enforcement action under Section 12(d)(1)(E) of the Investment Company Act of 1940 (the "1940 Act") if one or more series of the Trust (each an "Investing Fund") invests its assets in (i) shares of another series of the Trust (the "Underlying Fund") pursuant to a "master/feeder" arrangement, and (ii) foreign currency and foreign currency-related instruments, which may include foreign currency futures contracts, options on foreign currency futures contracts, forward foreign currency contracts, options on foreign currency, and foreign currency swap agreements ("Foreign Currency Instruments"), for purposes of managing the Investing Fund's foreign currency requirements and hedging the Investing Fund's assets against fluctuations in a particular foreign currency (the "Designated Currency"). The Foreign Currency Instruments would be used solely to permit an Investing Fund to calculate its net asset value in a Designated Currency and to effect purchase and redemption transactions for shareholders in the Designated Currency.

Section 12(d)(1) of the 1940 Act restricts the ability of a registered investment company to acquire shares of another investment company and vice versa.[1] Section 12(d)(1)(E) of the 1940 Act, however, provides an exception from these restrictions for securities acquired by an investment company where the shares of the underlying investment company constitute the only "investment security" held by the acquiring company. We seek the Staff's concurrence with our view that, solely for purposes of Section 12(d)(1)(E), the term "investment security" in Section 12(d)(1)(E)(ii) would not include Foreign Currency Instruments, and that, therefore, the shares of the Underlying Fund proposed to be acquired by an Investing Fund would constitute the only "investment security" held by the Investing Fund.

1 In this case, both the Investing Fund and the Underlying Fund would be considered an investment company subject to these restrictions.

Background

The Trust is a Massachusetts business trust registered with the Commission as an open-end management investment company offering its shares with respect to multiple investment portfolios ("Series"). The Trust offers shares of its Series to the public by way of up to four retail classes (Class A, Class B, Class C and Class D) ("Retail Classes"), which are distributed through broker-dealers or other investment intermediaries who in turn make the shares available to their customers, as well as by way of its institutional and administrative share classes ("Institutional Classes").[2] Pacific Investment Management Company LLC ("PIMCO") is the investment adviser to the Trust, and will be the investment adviser for the Investing Fund and the Underlying Fund. As of March 31, 2002, the Trust had total net assets in excess of $91 billion.

The following proposal is currently under consideration. The Trust would create as a new Series an Investing Fund for the purpose of investing in the Underlying Fund under a master-feeder arrangement. The Underlying Fund would be an existing or newly created Series of the Trust that would calculate its net asset value based on the U.S. dollar, which would be its designated "functional currency" for U.S. tax purposes. The Investing Fund would also invest in Foreign Currency Instruments to help manage its cash position and to hedge its exposure to fluctuations in the Designated Currency.

Shares of the Investing Fund would be offered through distribution channels principally in non-U.S. securities markets where there is demand for shares denominated in the Designated Currency. It is also anticipated that, to facilitate monetary transfers between investors and the Investing Fund's distribution agents in non-U.S. markets, the Investing Fund would accept purchase requests for shares, and pay the proceeds of redemptions of shares, in the Designated Currency.

Each Investing Fund will invest a substantial portion of its assets in shares of a single Underlying Fund, but will also manage its daily foreign currency requirements and hedge its exposure to foreign currency risk by purchasing Foreign Currency Instruments. The Investing Fund would enter into the Foreign Currency Contracts solely to permit it to effect purchase and redemption transactions for shareholders in the Designated Currency and to hedge its assets against fluctuations in the exchange rate between the Designated Currency and the U.S. dollar. The hedging would enable the shareholders of the Investing Fund to achieve a return on their investment, as measured in the Designated Currency, similar to that of the shareholders of the Underlying Fund, as measured in U.S. dollars, by reducing the impact of exchange rate fluctuations on these returns. Each Investing Fund will use Foreign Currency Instruments only with respect to a single Designated Currency. Foreign Currency Instruments may be denominated in the Designated Currency, or in other currencies whose exchange rates are positively correlated with the Designated Currency. An Investing Fund will not purchase Foreign Currency Instruments for speculative

[2] The Trust may offer two additional classes of shares of certain of its Series (for which the U.S. dollar is the functional currency) to non-U.S. resident investors.

purposes.[3] As a result of these limitations, absent extraordinary circumstances, the return of the Investing Fund and that of the Underlying Fund are expected to correlate substantially, with the only difference in net asset value being attributable to (1) the cost of hedging and (2) the manager's ability to hedge effectively the U.S. dollar/Designated Currency exposure of the Investing Fund. Hedging strategies will not be entered into for the purpose of generating excess investment returns. The Foreign Currency Instruments will help each Investing Fund to convert the net asset value ("NAV") of the Investing Fund as expressed in U.S. dollars to an NAV expressed in the Designated Currency.

Each Investing Fund will disclose in its prospectus and statement of additional information, in accordance with the requirements of Form N-1A, that the Fund may purchase Foreign Currency Instruments, and that these instruments expose the Fund to certain risks. Each Investing Fund will further disclose in its prospectus that it may purchase Foreign Currency Instruments only for foreign currency management purposes as described above.[4]

The board of trustees of the Trust (the "Board"), including a majority of the independent trustees, will authorize the Investing Fund to enter into the Foreign Currency Instruments only for the purposes of hedging its assets against the risk of fluctuations in the U.S. dollar against the Designated Currency and to effect purchase and redemption transactions in the Designated Currency. The Board will review at least annually the continuing appropriateness of this authorization. The Board will not authorize the payment of any investment advisory fee by the Investing Fund to its investment adviser unless it is based on the provision of services that are in addition to, rather than duplicative of, the services that the investment adviser provides to the Underlying Fund.

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3 This would not preclude the possibly that, through effective selection of Foreign Currency Instruments or timing of transactions in Foreign Currency Instruments, the Investing Fund would realize gains from its foreign currency trading activities. The Investing Fund would rely on rule 4.5 under the Commodity Exchange Act, which excludes from the definition of a "commodity pool operator" entities, such as registered investment companies, that represent that they will use futures and options either for bona fide hedging or, to the extent not used for bona fide hedging, the initial margin and premiums required to establish such positions will not exceed 5% of the liquidation value of the entity's portfolio after accounting for unrealized losses and gains.

4 To the extent that a position in a Foreign Currency Instrument can be viewed as creating a senior security of the Investing Fund, the position will be covered by shares of the Underlying Fund. To comply with asset coverage requirements applicable to positions it has taken in derivative instruments, a fund may use as "cover" any asset, including non-investment grade debt, so long as the asset is liquid and marked to the market daily. See Merrill Lynch Asset Management, L.P., SEC No-Action Letter (pub. avail. July 2, 1996). In our view, shares of the Underlying Funds, which are redeemable and valued daily, should qualify as "liquid assets" for this purpose.

Legal Authority

Section 12(d)(1)(A) of the 1940 Act generally limits the acquisition by an investment company (the "acquiring company") of shares of another investment company (the "acquired company") if

> . . . the acquiring company . . . immediately after such purchase or acquisition own[s] in the aggregate . . . (i) More than three per centum of the total outstanding voting stock of the acquired company; (ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or (iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.

Section 12(d)(1)(B) of the 1940 Act, in turn, makes it unlawful for any registered open-end investment company (the "acquired company"), any principal underwriter therefor, or any broker or dealer, knowingly to sell or dispose of any security issued by the acquired company to any other investment company, in excess of specified limits. These and other restrictions in Section 12(d)(1) are often referred to as the "fund of funds" restrictions.

Section 12(d)(1)(E) of the 1940 Act provides relief from the "fund of funds" restrictions in Section 12(d)(1). Section 12(d)(1)(E) states that the restrictions of Section 12(d)(1) "shall not apply to a security (or securities) purchased or acquired by an investment company if such security is the only investment security held by such investment company. . . ."

Although the term "investment security" is not defined for purposes of Section 12(d)(1)(E), the Staff has previously accepted the definition of "investment security" under Section 3(a)(1)(C)(2) of the 1940 Act for these purposes.[5] Section 3(a)(1)(C)(2) of the 1940 Act, which defines "investment securities" for purposes of determining whether an entity is an investment company, states that investment securities "include all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exceptions from the definition of investment company [under Sections 3(c)(1) or 3(c)(7)]." The term "investment security" is not defined in any other section of the 1940 Act.

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5 See Equity Securities Trust, Series 4, SEC No-Action Letter (pub. avail. Jan. 19, 1994); The Carter Group Incorporated, SEC No-Action Letter (pub. avail. Sept. 12, 1971).

Section 2(a)(36) of the 1940 Act defines "security" as:

> . . any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate or interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to purchase, any of the foregoing.

In 1982, Congress amended the definition of "security" in Section 2(a)(36) to reflect the terms of the Shad/Johnson Accord, which clarified the respective jurisdiction of the Commission and the Commodity Futures Trading Commission (the "CFTC").[6] The Shad/Johnson Accord, and the legislation enacted by Congress thereafter, gave the CFTC exclusive jurisdiction over futures contracts and options on futures contracts, including those with respect to foreign currencies and currency indexes. The CFTC also has exclusive jurisdiction over options on foreign currencies not traded on a national securities exchange (i.e., those traded on contract markets and foreign securities exchanges), with an exception for transactions in foreign currency effected between various commercial banks and institutional investors (the so-called "Treasury Amendment").[7] In contrast, the Commission has exclusive jurisdiction over securities and options on securities, as well as options on foreign currency that are traded on a national securities exchange.

6 See Public Law No. 97-303, 96(a) Stat. 1409 (1982).

7 The Treasury Amendment removed certain transactions effected on off-exchange foreign currency markets from CFTC jurisdiction. The Treasury Amendment states: "Nothing in the [Commodities Exchange Act] shall be deemed to govern or in any way be applicable to transactions in foreign currency . . ., unless such transactions involve the sale thereof for future delivery conducted on a board of trade." 7 U.S.C. § 2(ii); Commodity Exchange Act § 2(a)(1)(A)(II). The amendment was added at the behest of the Department of Treasury, which was concerned that CFTC regulation over foreign currency would impede the development of off-exchange foreign currency markets that were currently supervised by bank regulatory agencies.

Discussion

The issue presented by the proposed arrangement is whether the Foreign Currency Instruments would be deemed "investment securities" for purposes of 12(d)(1)(E), thereby making Section 12(d)(1)(E) potentially unavailable to an Investing Fund.[8]

We believe that because an Investing Fund will purchase the Foreign Currency Instruments solely for the purpose of managing the Fund's foreign currency position and to minimize foreign currency risk resulting from its share sale and redemption activity, the Foreign Currency Instruments should not be characterized as "investment securities" for purposes of Section 12(d)(1)(E). Rather than serving as an "investment" in a security for the purpose of generating gain or profit, the Foreign Currency Instruments will be used principally to permit an Investing Fund to convert its NAV, as expressed in U.S. dollars, to an NAV expressed in the Designated Currency. In this sense, the Foreign Currency Instruments represent an ongoing series of transactions in the underlying Designated Currency. Because foreign currency is not a "security" as defined in Section 2(a)(36) of the 1940 Act, and is therefore not an "investment security" under Section 3(a)(1)(C)(2), we believe that a Fund should be able to rely on Section 12(d)(1)(E) if it purchases Foreign Currency Instruments in addition to shares of an Underlying Fund, as discussed above.

In addition, we believe that Section 12(d)(1)(E) is available to an Underlying Fund to the extent the Fund purchases futures, options on futures, and options on currencies not traded on a national securities exchange because these instruments are not "securities," as that term is defined in Section 2(a)(36), and therefore are not "investment securities," as defined in Section 3(a)(1)(C)(2). Under the Shad/Johnson Accord, the CFTC has exclusive jurisdiction over futures, options on futures, and options on currencies traded in the commodity markets. Consequently, in our view, these instruments should not be characterized as investment securities for purposes of Section 12(d)(1)(E).

In a no-action letter to Granite Fund,[9] the Staff acknowledged the CFTC's exclusive jurisdiction over futures contracts on exempted securities, futures contracts on broad based securities indices, options on such futures contracts, and options on foreign currency traded in the commodities markets (defined in the letter as "CFTC Futures and Options"). In that letter, the Staff stated that unless an entity was *otherwise engaged in the business of investing in securities*, an entity investing solely in CFTC Futures and Options would not be subject to regulation under the 1940 Act. Thus, the Staff implicitly recognized that CFTC Futures and Options are not "securities" for purposes of Section 2(a)(36), and therefore

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8 The Trust will comply with all of the provisions of section 12(d)(1)(E), except for section 12(d)(1)(E)(ii), which requires that the only investment securities held by the Investing Fund are shares of the Underlying Fund. The Underlying Fund will not acquire securities of any other investment company in excess of the limits contained in section 12(d)(1)(A) of the Act.

9 SEC No-Action Letter (pub. avail. Oct. 31, 1983).

cannot be "investment securities" for purposes of Section 3(a)(1)(C)(2) of the 1940 Act.[10] Similarly, futures on foreign currencies and options on such futures, which are not "securities" for purposes of Section 2(a)(36), also should not be deemed to be investment securities for purposes of Section 12(d)(1)(E).

The Staff reached a similar conclusion in Far West Futures Fund,[11] in which the Staff stated that "commodity futures contracts are not generally considered securities as defined in Section 2(a)(36) of the [1940 Act]." In addition, in Peavey Commodity Futures Fund I, II, and III, the Staff noted that, in determining whether an entity that invests in futures on securities indexes and options on such futures is an investment company, the Staff must first determine "whether the entity [is], otherwise than by its investment in . . . futures or options on such futures, . . . primarily engaged in investing in securities."[12]

Although the definition of "security" under Section 2(a)(36) of the 1940 Act does not include foreign currency, it is unclear whether the definition of "security" includes forward foreign currency contracts and foreign currency swap agreements. In Currency Fund,[13] the Staff was unable to concur that a "forward currency contract" or "foreign currency contract" was not a security for purposes of the 1940 Act, and in FX Currency Mutual Fund,[14] the Staff stated that a "forward contract on foreign currency may be a security under Section 2(a)(36) of the 1940 Act." More recently, however, in Drinker Biddle & Reath, LLP,[15] in which the applicant requested no-action relief from Section 17(e) of the 1940 Act with respect to commissions paid to an affiliated broker in connection with the purchase and sale of foreign currencies in forward and spot currency transactions, the Staff assumed that "forward and spot currency contracts and currency options are not securities within the [1940] Act's definition."[16]

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10 See id. (emphasis supplied).

11 SEC No-Action Letter (pub. avail. Sept. 4, 1974).

12 SEC No-Action Letter (pub. avail. June 2, 1983).

13 SEC No-Action Letter (pub. avail. Sept., 25, 1986).

14 SEC No-Action Letter (pub. avail. May 7, 1992).

15 SEC No-Action Letter (pub. avail. Dec. 18, 1998).

16 In other contexts, the SEC Staff has recognized that the 1940 Act does not mandate that funds use the U.S. dollar as their sole functional currency, or that U.S. funds effect sales and redemptions of shares only in U.S. dollars. See Five Arrows Short-Term Investment Trust, SEC No-Action Letter, (pub. avail. Sept. 26, 1997). In Five Arrows, the SEC staff stated that it would not recommend an enforcement action to the Commission if a fund that held itself out as a "money market fund" under Rule 2a-7 invested in non-U.S.-dollar denominated foreign government securities and calculated its NAV with respect to a designated foreign currency.

A swap agreement could be construed as evidence of indebtedness, and hence a "security" under Section 2(a)(36), because swap agreements involve the obligation by each party to the swap to make a payment at some future time. A foreign currency swap agreement may not be a "security," however, because the underlying instrument—foreign currency—is not itself a security.[17] This reasoning should apply to forward foreign currency contracts as well since, in other contexts, the Commission has recognized that "swaps are essentially the functional equivalent of two currency forwards."[18]

We are not requesting that the SEC Staff determine whether forward foreign currency contracts and foreign currency swap agreements are "securities" for all purposes under the 1940 Act. Furthermore, to the extent that options on foreign currency are traded on a national securities exchange, we recognize that these options are defined to be securities in Section 2(a)(36).[19] Nevertheless, we believe that an Investing Fund's use of Foreign Currency Instruments, under the circumstances outlined above, should not prohibit the Investing Fund from relying on Section 12(d)(1)(E). The Foreign Currency Instruments will be used solely to effect foreign currency transactions that will be effected to convert the NAV of an Investing Fund, as expressed in U.S. dollars, to an NAV expressed in the Investing Fund's Designated Currency, while minimizing exposure to fluctuations in the value of the Designated Currency. Furthermore, the Investing Fund's proposed use of the Foreign Currency instruments would not create any incentive to exercise any improper influence over the Underlying Fund because the same investment adviser advises both the Investing Fund and the Underlying Fund, and would not create a complex pyramidal structure. Thus, to the extent that certain of the Foreign Currency Instruments may for other purposes be deemed "investment securities" under Section 3(a)(1)(C)(2), we believe that, when used for the purposes mentioned above, those instruments should be excepted from the definition of "investment securities" for purposes of Section 12(d)(1)(E) of the 1940 Act.

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17 Cf. James S. Pittinger, Jr., SEC No-Action Letter (pub. avail. May 20, 1982) (concluding that an entity recommending bond swaps must register as an investment adviser because "bond swaps involve selling and purchasing bonds and bonds are securities").

18 Net Capital Rule, Securities Exchange Act Rel. No. 32256 (May 4, 1993).

19 Although foreign currency options traded on a national exchange are defined to be securities, the Staff has issued a no-action letter stating that a commodity trading advisor (a "CTA") is not required to register under the Investment Advisers Act of 1940 based solely on the CTA's providing advice or exercising trading discretion with respect to foreign currency options traded on the Philadelphia Stock Exchange ("PHLX options"). See Philadelphia Stock Exchange, Inc., SEC No-Action Letter (pub. avail. Oct. 18, 1994). In the same letter, the Staff also stated that a commodity pool operator registered under the Commodities Exchange Act would not have to register the commodity pool as an investment company under the 1940 Act based solely on the pool's investing in PHLX options. In its request, the Philadelphia Stock Exchange argued, among other things, that the PHLX options and currency options traded in the commodities markets are "identical, functionally and economically equivalent instruments." Id.

We therefore ask the Staff to confirm that an Investing Fund may utilize Foreign Currency Instruments as well as invest in shares of an Underlying Fund while continuing to rely on Section 12(d)(1)(E).

Pursuant to Securities Act Rel. No. 6269, we enclose seven copies of this no-action request. Please call me at (202) 261-3356 or Brendan C. Fox at (202) 261-3381 directly with any comments or questions concerning this request. Thank you for your cooperation in this matter.

Very truly yours,

Robert W. Helm

117173.17.03